UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          For the month of August, 2004

                                   SPIRENT plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                        SCHEDULE 11

           NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

SPIRENT PLC

2. Name of director

MY ENGU CHUNG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

IN RESPECT OF DIRECTOR'S HOLDING

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

NOT APPLICABLE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NOT APPLICABLE

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

NOT APPLICABLE

7. Number of shares / amount of stock acquired

NOT APPLICABLE

8. Percentage of issued class

NOT APPLICABLE

9. Number of shares/amount of stock disposed

NOT APPLICABLE

10. Percentage of issued class

NOT APPLICABLE

11. Class of security

NOT APPLICABLE

12. Price per share

NOT APPLICABLE

13. Date of transaction

NOT APPLICABLE

14. Date company informed

NOT APPLICABLE

15. Total holding following this notification

NOT APPLICABLE

16. Total percentage holding of issued class following this notification

NOT APPLICABLE

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

5 AUGUST 2004

18. Period during which or date on which exercisable

SUBJECT TO ACHIEVEMENT OF PERFORMANCE CONDITIONS, 25% OF THE GRANT WILL BE EXERCISABLE ON EACH OF THE FIRST, SECOND, THIRD AND FOURTH ANNIVERSARIES OF THE DATE OF GRANT RESPECTIVELY. THE FINAL EXERCISE DATE WILL BE 4 AUGUST 2011 AFTER WHICH THE GRANT WILL LAPSE.

19. Total amount paid (if any) for grant of the option

NOT APPLICABLE

20. Description of shares or debentures involved: class, number

600,000 STOCK APPRECIATION RIGHTS OVER ORDINARY SHARES OF 3 1/3 PENCE EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

55.50 PENCE EACH

22. Total number of shares or debentures over which options held following this notification

3,770,088 OPTIONS OR OTHER RIGHTS OVER ORDINARY SHARES OF 3 1/3 PENCE EACH

23. Any additional information

THE GRANT IS MADE UNDER THE SPIRENT STOCK INCENTIVE PLAN

24. Name of contact and telephone number for queries

LUKE THOMAS : 01293 767658

25. Name and signature of authorised company official responsible for making this notification

LUKE THOMAS

DEPUTY COMPANY SECRETARY

Date of Notification

6 AUGUST 2004


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 6 August 2004                          By   ____/s/ Luke Thomas____

                                                    (Signature)*